Exhibit 99.1

CONTACT:	Investors:
Jay Venkateswaran
Senior VP — Investor Relations
WNS (Holdings) Limited
+1 212 599 6960
ir@wnsgs.com

Media:
Al Bellenchia
The Torrenzano Group
+1 212 681 1700 ext. 156
abellenchia@torrenzano.com
WNS Third Quarter Net Income Increases 21.0%;
Net Income (Excluding Amortization of Intangible Assets and
Share-Based Compensation Expense) Increases 18.9%
Revenue Increases 105.0%; Revenue Less Repair Payments
Increases 48.8%,
Over Corresponding Quarter in the Prior Fiscal Year
MUMBAI, INDIA, and NEW YORK, February 13, 2007 — WNS (Holdings) Limited (NYSE: WNS), a leading provider of offshore business process outsourcing (BPO) services, today announced strong results for the quarter ended December 31, 2006, and revised upward its guidance for the 2007 fiscal year.
“We continue to see many positive dynamics within the BPO industry which has resulted in the third consecutive quarter of exceptional revenue growth,” said Neeraj Bhargava, Group Chief Executive Officer.” We are ramping up client contracts more quickly than previously estimated, and accordingly have exceeded our internal expectations for third-quarter revenue growth and maintained our margins.”
During its pervious earnings call held on November 15, 2006, WNS said it expected the third fiscal quarter to be a period of consolidation following two quarters of strong growth in fiscal 2007.
“The rate of growth of net income was lower than the rate of growth of revenue for the three months ended December 31, 2006, primarily because of $2.4 million in deferred revenue recognized during the three months ended December 31, 2005,” said Zubin Dubash, Group Chief Financial Officer. “Quarterly net income growth would have been substantially higher, excluding the impact of such deferred revenue recognized during the three months ended December 31, 2005.”

Financial Highlights: Third Quarter Ended December 31, 2006
•	Quarterly revenue of $102.0 million, up 105.0% from the corresponding quarter last year.
•	Quarterly revenue less repair payments of $57.2 million, up 48.8% from the corresponding quarter last year.
•	Quarterly net income of $7.1 million, up 21.0% from the corresponding quarter last year.
•	Quarterly net income (excluding amortization of intangible assets and share-based compensation expense) of $8.9 million, up 18.9% from the corresponding quarter last year.
•	Quarterly basic income per ADS of 18 cents, up from 17 cents for the corresponding quarter last year.
•	Quarterly basic income per ADS (excluding amortization of intangible assets and share-based compensation expense) of 22 cents, unchanged from the corresponding quarter last year.
Financial Highlights: Nine Months Ended December 31, 2006
•	Revenue of $241.6million, up 61.2% from the corresponding nine months last year.
•	Revenue less repair payments of $155.6 million, up 46.2% from the corresponding nine months last year.
•	Net income of $17.7 million, up 20.9% from the corresponding nine months last year.
•	Net income (excluding amortization of intangible assets and share-based compensation expense) of $21.6 million, up 29.1% from the corresponding nine months last year.
•	Basic income per ADS of 47 cents, up from 46 cents for the corresponding nine months last year.
•	Basic income per ADS (excluding amortization of intangible assets and share-based compensation expense) of 57 cents, up from 52 cents for the corresponding nine months last year.
Reconciliations of non-GAAP financial measures to GAAP operating results are included at the end of this release.
Key Announcements
•	As part of a previously announced succession plan, former chairman and co-founder David Tibble will retire from the company, effective March 31, 2007.
•	Steve Dunning assumed Mr. Tibble’s responsibilities as chairman of WNS-UK as of January 3, 2007. Mr. Dunning is a fellow co-founder of WNS and formerly worked with Mr. Tibble as managing director of WNS U.K.
•	Due diligence activities related to setting up an operations center in Eastern Europe is ongoing.

Fiscal 2007 Guidance
WNS also updated its guidance for the fiscal year ending March 31, 2007:
•	Revenue less repair payments revised upwards from the previously estimated level of slightly higher than $208 million. It is now estimated to be slightly higher than $213 million.
•	Net income guidance (excluding amortization of intangible assets and share-based compensation expense) remains unchanged at $30.5 million to $32.5 million.
•	Capital expenditure for the year also remains unchanged at approximately $26 million.
“We continue to execute well on our business strategy and are very pleased with this quarter’s results, Mr. Bhargava said. “We believe we are well positioned to achieve our adjusted targets for fiscal 2007.”
Conference call
WNS will host a conference call on February 13, at 8 a.m. (EST) to discuss the company’s quarterly results. To participate, callers can dial 800-295-3991 from within the U.S. or +1-617-614-3924 from any other country. The participant passcode is 1352836. A replay will be made available online at www.wnsgs.com for a period of three months beginning two hours after the end of the call.
About WNS
WNS is a leading provider of offshore business process outsourcing, or BPO, services. We provide comprehensive data, voice and analytical services that are underpinned by our expertise in our target industry sectors. We transfer the execution of the business processes of our clients, which are typically companies located in Europe and North America, to our delivery centers located primarily in India. We provide high quality execution of client processes, monitor these processes against multiple performance metrics, and seek to improve them on an ongoing basis.
Our ADSs are listed on the New York Stock Exchange. For more information, please visit our website at www.wnsgs.com.
About Non-GAAP Financial Measures
For financial statement reporting purposes, the company has two reportable segments: WNS Global BPO and WNS Auto Claims BPO. In the auto claims segment, WNS provides claims-handling and accident-management services, in which it arranges for automobile repairs through a network of third-party repair centers. In its accident-management services, WNS acts as the principal in dealings with the third-party repair centers and clients.

The amounts invoiced to WNS clients for payments made by WNS to third-party repair centers are reported as revenue. As the company wholly subcontracts the repairs to the repair centers, it evaluates its financial performance based on revenue less repair payments to third party repair centers, which is a non-GAAP measure.
WNS believes revenue less repair payments reflects more accurately the value addition of the business process services it directly provides to its clients. The presentation of this non-GAAP information is not meant to be considered in isolation or as a substitute for the company’s financial results prepared in accordance with U.S. GAAP. WNS revenue less repair payments may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.
Safe Harbor Statement under the provisions of the United States Private Securities Litigation Reform Act of 1995
This news release contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those that may be projected by these forward looking statements. These risks and uncertainties include but are not limited to a slowdown in the U.S. and Indian economies and in the sectors in which our clients are based, a slowdown in the BPO and IT sectors world-wide, competition, the success or failure of our past and future acquisitions, attracting, recruiting and retaining highly skilled employees, technology, legal and regulatory policy as well as other risks detailed in our reports filed with the U.S. Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to shareholders. You are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s current analysis of future events. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

WNS (HOLDINGS) LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
(Amounts in thousands, except share and per share data)

	Three months ended		Nine months ended
	December 31,	December 31,	December 31,	December 31,
	2006	2005	2006	2005

Revenue	101,999	49,759	241,615	149,889
Cost of Revenue [refer to note (a) below]	81,250	34,088	186,017	108,408
Gross Profit	20,749	15,671	55,598	41,481
Operating expenses:
Selling, general and administrative expenses [refer to note (b) as below]	13,973	9,668	36,180	24,978
Amortization of intangible assets	490	230	1,441	349
Operating income	6,286	5,773	17,977	16,154
Other income, net	1,331	113	1,250	178
Interest expense	—	(114)	(101)	(375)
Income before income taxes	7,617	5,772	19,126	15,957
(Provision) benefit for income taxes	(525)	90	(1,418)	(1,313)
Net income	7,092	5,862	17,708	14,644
Basic income per share	$0.18	$0.17	$0.47	$0.46
Diluted income per share	$0.17	$0.17	$0.44	$0.43
Basic weighted average ordinary shares outstanding	40,067,072	33,705,909	37,869,784	32,121,555
Diluted weighted average ordinary shares outstanding	42,664,150	35,140,551	40,546,010	34,300,207

Note:
Includes the following share-based compensation amounts:
(a) Cost of Revenue	376	—	530	—
(b) Selling, general and administrative expenses	900	1,357	1,869	1,694
Non-GAAP measure note:
In addition to its reported operating results in accordance with U.S. generally accepted accounting principles (US GAAP). WNS has included in the table below non-GAAP operating measures that the Securities and Exchange Commission defines as “non-GAAP financial measures”. Management believes that such non-GAAP financial measures, when read in conjunction with the company’s reported results, can provide useful supplemental information for investors analyzing period to period comparisons of the company’s results. The non-GAAP financial measures disclosed by the company should not be considered a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP and reconciliations to those financial statements should be carefully evaluated.

Reconciliation of revenue less repair payments (non-GAAP) to revenue (GAAP)				Amount in
				thousands
	Three months ended		Nine months ended

	December 31,	December 31,	December 31,	December 31,
	2006	2005	2006	2005

Revenue less repair payments (Non-GAAP)	57,192	38,435	155,665	106,461
Add: Payments to repair centers	44,807	11,324	85,950	43,428
Revenue (GAAP)	101,999	49,759	241,615	149,889

Reconciliation of selling, general and administrative expense excluding share-based
compensation expense (non-GAAP) to selling, general and administrative expenses (GAAP)				Amount in
				thousands
	Three months ended		Nine months ended

	December 31,	December 31,	December 31,	December 31,
	2006	2005	2006	2005

Selling, general and administrative expenses (excluding share-based compensation expense) (Non-GAAP)	13,073	8,311	34,311	23,284
Add: Share-based compensation expense	900	1,357	1,869	1,694
Selling, general and administrative expenses (GAAP)	13,973	9,668	36,180	24,978

Reconciliation of operating income excluding share-based compensation and amortization of
intangible assets (non-GAAP) to operating income (GAAP)				Amount in
				thousands
	Three months ended		Nine months ended

	December 31,	December 31,	December 31,	December 31,
	2006	2005	2006	2005

Operating income (excluding share-based compensation and amortization of intangible assets)(Non-GAAP)	8,052	7,360	21,817	18,197
Less: Share-based compensation expense	1,276	1,357	2,399	1,694
Less: Amortization of intangible assets	490	230	1,441	349
Operating income (GAAP)	6,286	5,773	17,977	16,154

Reconciliation of net income excluding share-based compensation expense and amortization of
intangible assets (non-GAAP) to net income (GAAP)				Amount in
				thousands
	Three months ended		Nine months ended

	December 31,	December 31,	December 31,	December 31,
	2006	2005	2006	2005

Net income (excluding share-based compensation and amortization of intangible assets) (Non-GAAP)	8,858	7,449	21,548	16,687
Less: Share-based compensation expense	1,276	1,357	2,399	1,694
Less: Amortization of intangible assets	490	230	1,441	349
Net income (GAAP)	7,092	5,862	17,708	14,644

Reconciliation of basic income per ADS (excluding amortization of intangibles assets and share-based compensation expense) to basic income per ADS (non-GAAP to GAAP)
	Three months ended		Nine months ended

	December 31,	December 31,	December 31,	December 31,
	2006	2005	2006	2005

Basic income per ADS (excluding amortization of intangible assets and share based compensation expense)(Non- GAAP)	$0.22	$0.22	$0.57	$0.52
Less: Adjustments for amortization of intangible assets and share-based compensation expense	$0.04	$0.05	$0.10	$0.06
Basic income per ADS (GAAP)	$0.18	$0.17	$0.47	$0.46

WNS (HOLDINGS) LIMITED
CONDENSED CONSOLIDATED BALANCE SHEETS
(Amounts in thousands, except share and per share data)

	December 31,	March 31,
	2006	2006
	(Unaudited)

ASSETS
Current assets
Cash and cash equivalents	$103,319	$18,549
Accounts receivable, net of allowance of $442 and $373, respectively	39,136	28,081
Funds held for clients	4,553	3,047
Deferred tax assets	—	353
Prepaid expenses	3,029	1,225
Other current assets	6,472	6,140

Total current assets	156,509	57,395

Goodwill	37,218	33,774
Intangible assets, net	7,439	8,713
Property and equipment, net	42,914	30,623
Deposits	2,746	2,990
Deferred tax assets	1,666	1,308

TOTAL ASSETS	$248,492	$134,803

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$19,051	$23,074
Accrued employee costs	15,357	11,336
Deferred revenue	11,016	8,994
Income taxes payable	589	726
Obligations under capital leases — current	26	184
Deferred tax liabilities	1,376	368
Other current liabilities	16,116	8,781

Total current liabilities	63,531	53,463

Obligation under capital leases — non current	—	2
Deferred rent	976	824
Deferred tax liabilities — non current	531	2,350

Shareholders’ equity:
Preference shares, $0.20 (10 pence) par value Authorized: 1,000,000 shares and none, respectively, Issued and outstanding — none
Ordinary shares, $0.20 (10 pence) par value Authorized: 50,000,000 shares and 40,000,000 shares, respectively
Issued and outstanding: 40,238,516 and 35,321,511 shares, respectively	6,204	5,290
Additional paid-in-capital	143,574	62,228
Ordinary shares subscribed, 16,998 and 4,346 shares, respectively	52	10
Retained earnings	21,812	4,104
Deferred share-based compensation	(57)	(582)
Accumulated other comprehensive income	11,869	7,114

Total shareholders’ equity	183,454	78,164

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$248,492	$134,803